Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 9, 2017, Cincinnati Bell Inc., an Ohio corporation (“Cincinnati Bell”), entered into an agreement and plan of merger (as amended from time to time, the “HCOM Merger Agreement”) with Hawaiian Telcom Holdco, Inc., a Delaware corporation (“Hawaiian Telcom”), and Twin Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Cincinnati Bell (“HCOM Merger Sub”), providing for the combination of Cincinnati Bell and Hawaiian Telcom (the “HCOM Acquisition”). In the HCOM Acquisition, HCOM Merger Sub will merge with and into Hawaiian Telcom. Hawaiian Telcom will be the surviving corporation in the merger and will become a direct wholly-owned subsidiary of Cincinnati Bell.

The following unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of Cincinnati Bell and Hawaiian Telcom, combined and adjusted to give pro forma effect to (i) the execution of the HCOM Merger Agreement, the consummation of the HCOM Acquisition and the other transactions contemplated thereby; (ii) the execution of a new credit agreement among Cincinnati Bell, the guarantors party thereto, the lenders party thereto, PNC Bank, National Association, as a swingline lender, and Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent, a swingline lender and a letter of credit issuer (the “Corporate Credit Agreement”) and the initial borrowings thereunder; (iii) the repayment in full of all indebtedness outstanding under Cincinnati Bell’s revolving credit facility and the term loan credit facility made available under the credit agreement, dated as of November 20, 2012 (as amended and restated as of May 11, 2016, and as further amended, supplemented or otherwise modified from time to time prior to the date hereof) among Cincinnati Bell, as borrower, certain subsidiaries of Cincinnati Bell from time to time party thereto as guarantors, the administrative agent party thereto and the financial institutions party thereto as lenders (the “Existing Credit Facilities”) and the termination of all commitments, obligations, guarantees and security interests in respect thereof; (iv) the issuance of $350 million aggregate principal amount of senior notes (the “Notes”); (v) the repayment in full of all indebtedness outstanding under Hawaiian Telcom’s existing credit agreement and the termination of all commitments, obligations, guarantees and security interests in respect thereof; and (vi) all other transactions relating to any of the foregoing (including payment of fees, commissions and expenses related to the foregoing) (this clause (vi), together with clauses (i), (ii), (iii), (iv) and (v) described in this paragraph, are collectively referred to as the “Transactions”).

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 assumes that the HCOM Acquisition had been completed on June 30, 2017 and combines Cincinnati Bell’s June 30, 2017 unaudited condensed consolidated balance sheet with Hawaiian Telcom’s June 30, 2017 unaudited condensed consolidated balance sheet.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 and the six months ended June 30, 2017 assume that the HCOM Acquisition had been completed on January 1, 2016. Cincinnati Bell’s audited consolidated statement of operations for the fiscal year ended December 31, 2016 has been combined with Hawaiian Telcom’s audited consolidated statement of income for the year ended December 31, 2016 and Cincinnati Bell’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2017 has been combined with Hawaiian Telcom’s unaudited condensed consolidated statement of income for the six months ended June 30, 2017.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the HCOM Acquisition, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. Accordingly, the unaudited pro forma condensed combined financial information does not reflect any synergies that could result from the HCOM Acquisition, including any cost savings, or the associated costs to achieve such synergies. Furthermore, the impact from merger-related expenses is not included in the unaudited pro forma condensed combined statements of operations. However, the impact of these expenses is reflected in the unaudited pro forma condensed combined balance sheet as a decrease to cash and cash equivalents and a corresponding decrease to retained earnings.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following historical consolidated financial statements and accompanying notes of Cincinnati Bell and Hawaiian Telcom for the applicable dates and periods:

•	Audited consolidated historical financial statements of Cincinnati Bell as of and for the year ended December 31, 2016 and the related notes included in Cincinnati Bell’s Annual Report on Form 10-K for the year ended December 31, 2016;

•	Audited consolidated historical financial statements of Hawaiian Telcom as of and for the year ended December 31, 2016 and the related notes included in Hawaiian Telcom’s Annual Report on Form 10-K for the year ended December 31, 2016;

•	Unaudited condensed consolidated historical financial statements of Cincinnati Bell as of and for the six months ended June 30, 2017 and the related notes included in Cincinnati Bell’s Quarterly Report on Form 10-Q for the period ended June 30, 2017; and

•	Unaudited condensed consolidated historical financial statements of Hawaiian Telcom as of and for the six months ended June 30, 2017 and the related notes included in Hawaiian Telcom’s Quarterly Report on Form 10-Q for the period ended June 30, 2017.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The unaudited pro forma condensed combined information is not necessarily indicative of what the combined financial position or results of operations actually would have been had the HCOM Acquisition been completed as of the assumed dates or for the periods presented. In addition, the unaudited pro forma condensed combined financial information does not purport to project the combined financial position or operating results for any future period.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States, or GAAP standards. Acquisition accounting is dependent on certain valuations and other analyses that have yet to progress to a stage where there is sufficient information for a definitive measurement. In particular, Cincinnati Bell is the acquirer for accounting purposes. Cincinnati Bell has not had sufficient time to completely evaluate the fair values of the tangible and identifiable intangible assets of Hawaiian Telcom, the liabilities to be assumed and the related allocation of purchase price, nor has it identified all adjustments necessary to conform Hawaiian Telcom’s accounting policies to Cincinnati Bell’s accounting policies. Additionally, the value of the portion of the per share merger consideration to be paid in shares of Cincinnati Bell common shares will be determined based on the trading price of Cincinnati Bell common shares at the time of the completion of the HCOM Acquisition. Accordingly, the pro forma adjustments, including the allocations of the purchase price, are very preliminary, have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and may be revised as additional information becomes available and additional analysis is performed. Differences between these very preliminary estimates and the final acquisition accounting could have a material impact on the unaudited pro forma condensed combined financial information or the combined financial position or operating results for any future period.

For the avoidance of doubt, the unaudited pro forma condensed combined financial information has not been adjusted to give effect to the OnX Acquisition (as defined herein) and any borrowings by Cincinnati Bell to finance the OnX Acquisition. On July 9, 2017, Cincinnati Bell entered into an agreement and plan of merger (as amended from time to time, the “OnX Merger Agreement”) with OnX Holdings LLC, a Delaware limited liability company (“OnX”), Yankee Acquisition LLC, a Delaware limited liability company and wholly-owned subsidiary of Cincinnati Bell (“OnX Merger Sub”), and solely as the representative of the unitholders of OnX, MLN Holder Rep LLC, a Delaware limited liability company, whereby Cincinnati Bell will acquire OnX for $201 million in cash, without interest, on a cash-free, debt-free basis, subject to customary post-closing adjustments (the “OnX Acquisition”). Had the unaudited pro forma condensed combined financial information been adjusted to give effect to the OnX Acquisition and any borrowings by Cincinnati Bell to finance the OnX Acquisition, the unaudited pro forma condensed combined financial information would differ in several important respects from the unaudited pro forma condensed combined financial information included herein. Accordingly, the unaudited pro forma condensed combined financial information is not indicative of what the combined financial position or results of operations actually would have been had the HCOM Acquisition and the OnX Acquisition been completed as of the assumed dates or for the periods presented. In addition, the unaudited pro forma condensed combined financial information does not purport to project the combined financial position or operating results for any future period following the completion of the OnX Acquisition.

Cincinnati Bell Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

June 30, 2017

(Values in millions, except share amounts)

	Cincinnati Bell	Hawaiian Telcom	Reclassifications	Pro Forma Adjustments		Pro Forma Combined
Assets:
Current assets
Cash and cash equivalents	$58.2	$25.9	$—	$(223.9)	A	$5.0
				144.8	B
Receivables, less allowances of $9.7, $3.8 and $13.5	166.5	28.0	—	—		194.5
Inventory, materials and supplies	23.4	7.1	—	—		30.5
Prepaid expenses	19.9	5.9	—	—		25.8
Other current assets	5.3	7.3	—	—		12.6

Total current assets	273.3	74.2	—	(79.1)		268.4
Property, plant and equipment, net	1,111.7	601.3	—	—		1,713.0
Goodwill	18.6	12.1	—	(12.1)	C	114.1
				95.5	D
Intangibles	—	31.9	1.2	(31.9)	E	54.2
				53.0	F
Deferred income taxes, net	55.1	88.5	—	(38.2)	G	105.4
Other noncurrent assets	23.0	2.5	(1.2)	(1.6)	H	26.4
				3.7	I

Total assets	$1,481.7	$810.5	$—	$(10.7)		$2,281.5

Liabilities and Shareowners’ Deficit:
Current liabilities
Current portion of long-term debt	$10.8	$10.3	0.5	$(10.3)	J	$11.3
Accounts payable	121.5	47.9	—	—		169.4
Accrued expenses	—	10.4	(10.4)	—		—
Unearned revenue and customer deposits	33.4	15.1	—	—		48.5
Accrued taxes	12.2	—	0.9	—		13.1
Accrued interest	21.8	—	1.4	(2.5)	K	20.7
Accrued payroll and benefits	27.3	—	8.1	—		35.4
Other current liabilities	34.9	6.8	(0.5)	—		41.2

Total current liabilities	261.9	90.5	—	(12.8)		339.6
Long—term debt, less current portion	1,116.1	303.6	0.5	(309.7)	J	1,606.4
				6.1	L
				(313.0)	M
				802.8	N
Pension and postretirement benefit obligations	190.2	85.4	—	—		275.6
Other noncurrent liabilities	37.5	17.3	(0.5)	—		54.3

Total liabilities	1,605.7	496.8	—	173.4		2,275.9

Shareowners’ deficit
Preferred stock	129.4	—	—	—		129.4
Common shares	0.4	0.1	—	—		0.5
Additional paid—in capital	2,568.5	181.2	—	(181.2)	O	2,717.8
				149.3	P
Accumulated (deficit) equity	(2,669.6)	155.2	—	(155.2)	O	(2,689.4)
				(16.0)	Q
				(1.6)	H
				(2.8)	M
				0.6	R
Accumulated other comprehensive loss	(152.7)	(22.8)	—	22.8	O	(152.7)

Total shareowners’ (deficit) equity	(124.0)	313.7	—	(184.1)		5.6

Total liabilities and shareowners’ (deficit) equity	$1,481.7	$810.5	$—	$(10.7)		$2,281.5

See the accompanying notes to the unaudited pro forma condensed combined financial information which are an integral part of this information. The pro forma adjustments are explained in “Note 4—Preliminary Pro Forma Adjustments Related to the HCOM Acquisition”.

Cincinnati Bell Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2016

(Values in millions, except share amounts)

	Cincinnati Bell	Hawaiian Telcom	Reclassifications	Pro Forma Adjustments		Pro Forma Combined
Revenue
Services	$978.7	$393.0	$(12.4)	$—		$1,359.3
Products	207.1	—	12.4	—		219.5

Total revenue	1,185.8	393.0	—	—		1,578.8

Costs and expenses
Cost of services, excluding items below	506.4	165.9	(9.2)	—		663.1
Cost of products sold, excluding items below	172.5	—	9.2	—		181.7
Selling, general and administrative	218.7	118.4	—	—		337.1
Depreciation and amortization	182.2	89.9	—	(2.1)	AA	277.7
				7.7	BB
Restructuring and severance related charges (reversals)	11.9	—	—	—		11.9
Other	1.1	—	—	—		1.1

Total operating costs and expenses	1,092.8	374.2	—	5.6		1,472.6

Operating income	93.0	18.8	—	(5.6)		106.2
Interest expense	75.7	17.1	—	(16.1)	CC	102.9
				(23.8)	DD
				49.3	EE
				0.7	FF
Loss on extinguishment of debt, net	19.0	—	—	(3.9)	GG	15.1
Gain on sale of CyrusOne investment	(157.0)	—	—	—		(157.0)
Other income, net	(7.6)	—	—	—		(7.6)

Income from continuing operations before income taxes	162.9	1.7	—	(11.8)		152.8
Income tax expense	61.1	0.6	—	(4.4)	JJ	57.3

Income from continuing operations	101.8	1.1	—	(7.4)		95.5
Income from discontinued operations, net of tax	0.3	—	—	—		0.3

Net income	102.1	1.1	—	(7.4)		95.8
Preferred stock dividends	10.4	—	—	—		10.4

Net income applicable to common shareowners	$91.7	$1.1	$—	$(7.4)		$85.4

Basic net earnings per common share
Basic earnings per common share from continuing operations	$2.17	$0.10	$—	$—		$1.71
Basic earnings per common share from discontinued operations	$0.01	$—	$—	$—		$0.01

Basic net earnings per common share	$2.18	$0.10	$—	$—		$1.72

Diluted net earnings per common share
Diluted earnings per common share from continuing operations	$2.17	$0.10	$—	$—		$1.71
Diluted earnings per common share from discontinued operations	$0.01	$—	$—	$—		$0.01

Diluted net earnings per common share	$2.18	$0.10	$—	$—		$1.72

Weighted—average common shares outstanding (millions)
Basic	42.0	11.5	—	7.9	KK	49.9
Diluted	42.1	11.6	—	7.9	KK	50.0

See the accompanying notes to the unaudited pro forma condensed combined financial information which are an integral part of this information. The pro forma adjustments are explained in “Note 4—Preliminary Pro Forma Adjustments Related to the HCOM Acquisition”.

Cincinnati Bell Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

Six Months Ended June 30, 2017

(Values in millions, except share amounts)

	Cincinnati Bell	Hawaiian Telcom	Reclassifications	Pro Forma Adjustments		Pro Forma Combined
Revenue
Services	$490.5	$185.8	$(4.9)	$—		$671.4
Products	81.7	—	4.9	—		86.6

Total revenue	572.2	185.8	—	—		758.0

Costs and expenses
Cost of services, excluding items below	252.2	81.4	(3.8)	—		329.8
Cost of products sold, excluding items below	68.0	—	3.8	—		71.8
Selling, general and administrative	112.1	58.0	(1.7)	—		168.4
Depreciation and amortization	92.8	43.0	—	(0.9)	AA	140.3
				5.4	BB
Restructuring and severance related charges	29.2	—	1.7	—		30.9
Other	2.3	—	—	(0.4)	HH	1.9

Total operating costs and expenses	556.6	182.4	—	4.1		743.1

Operating income	15.6	3.4	—	(4.1)		14.9
Interest expense	36.1	7.8	—	(7.5)	CC	54.2
				(7.2)	DD
				24.6	EE
				0.4	FF
Loss on extinguishment of debt, net	—	4.8	—	(4.8)	II	—
Gain on sale of CyrusOne investment	(117.7)	—	—	—		(117.7)
Other income, net	(1.0)	—	—	—		(1.0)

Income (loss) from continuing operations before income taxes	98.2	(9.2)	—	(9.6)		79.4
Income tax expense (benefit)	35.7	(3.8)	—	(3.6)	JJ	28.3

Net income (loss) from continuing operations	62.5	(5.4)	—	(6.0)		51.1
Preferred stock dividends	5.2	—	—	—		5.2

Net income (loss) applicable to common shareowners	$57.3	$(5.4)	$—	$(6.0)		$45.9

Basic net (loss) earnings per common share	$1.36	$(0.47)	$—	$—		$0.92

Diluted net (loss) earnings per common share	$1.35	$(0.47)	$—	$—		$0.91

Weighted—average common shares outstanding (millions)
Basic	42.1	11.6	—	7.9	KK	50.0
Diluted	42.3	11.6	—	7.9	KK	50.2

See the accompanying notes to the unaudited pro forma condensed combined financial information which are an integral part of this information. The pro forma adjustments are explained in “Note 4—Preliminary Pro Forma Adjustments Related to the HCOM Acquisition”.

Note 1—Description of HCOM Acquisition and Basis of Presentation

On July 9, 2017, Cincinnati Bell, Hawaiian Telcom and HCOM Merger Sub entered into the HCOM Merger Agreement, pursuant to which, subject to the terms and conditions set forth in the HCOM Merger Agreement, Hawaiian Telcom will become a wholly-owned subsidiary of Cincinnati Bell. As a result of the merger, each share of Hawaiian Telcom common stock issued and outstanding immediately prior to the completion of the merger (other than excepted shares) will be converted into the right to receive, at the election of Hawaiian Telcom stockholders, subject to proration as set forth in the HCOM Merger Agreement and described below:

(i) 1.6305 Cincinnati Bell common shares, plus cash in lieu of fractional shares (the “share consideration”);

(ii) 0.6522 Cincinnati Bell common shares and $18.45 in cash, without interest, plus cash in lieu of fractional shares (the “mixed consideration”); or

(iii) $30.75 in cash, without interest (the “cash consideration”).

The total consideration to be paid to Hawaiian Telcom stockholders is subject to proration procedures that are designed to ensure that the total amount of cash paid, and the total number of Cincinnati Bell common shares issued in the HCOM Acquisition, as a whole, will equal as nearly as practicable the total amount of cash and number of shares that would have been paid and issued if all of the Hawaiian Telcom stockholders received the mixed consideration. Cincinnati Bell plans to pay the cash portion of the total consideration from cash on hand and the proceeds of third-party debt financing, which may include some combination of senior secured credit facilities, unsecured senior notes and Cincinnati Bell’s existing $120.0 million accounts receivable securitization facility (the “Receivables Facility”). Cincinnati Bell entered into an amended and restated commitment letter (the “Commitment Letter”) with Morgan Stanley Senior Funding, Inc. and certain other arrangers (collectively, the “Committed Parties”) on July 24, 2017. Pursuant to the Commitment Letter, the Committed Parties committed to provide Cincinnati Bell with up to $1,130 million senior secured credit facilities (the “Credit Facilities”), consisting of (i) a $180 million revolving credit facility with a maturity of five years (the “Corporate Credit Agreement Revolving Facility”) and (ii) term loan facilities in an aggregate amount equal to $950 million with a maturity of seven years, to be made available to Cincinnati Bell to finance the HCOM Acquisition and the OnX Acquisition upon the respective closings thereof, subject to certain terms and conditions set forth in the Commitment Letter, and for other purposes. Any Notes to be issued will replace $350 million of the commitments under the Commitment Letter. In addition, the Corporate Credit Agreement Revolving Facility has been increased from $180 million to $200 million. Proceeds from the Credit Facilities and the Notes will be used, together with cash on hand, to repay Hawaiian Telcom’s outstanding term loan and borrowings under its existing revolving credit facility (“Hawaiian Telcom’s Existing Indebtedness”), refinance Cincinnati Bell’s Existing Credit Facilities, pay the cash portion of the consideration for the HCOM Acquisition, pay the consideration for the OnX Acquisition, pay fees and expenses incurred in connection with the HCOM Acquisition and the OnX Acquisition and finance ongoing working capital and other general corporate needs.

The HCOM Acquisition is reflected in the unaudited pro forma condensed combined financial information as being accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combination, with Cincinnati Bell treated as the acquirer. Under the acquisition method, the total estimated purchase price is calculated as described in Note 3. In accordance with ASC 805, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates. These estimates are based on key assumptions related to the HCOM Acquisition, including reviews of publicly disclosed allocations for other acquisitions in the industry, Cincinnati Bell’s historical experience, data that was available through the public domain and Cincinnati Bell’s due diligence review of Hawaiian Telcom’s business. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded for the HCOM Acquisition may differ materially from the information presented herein. These estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on the fair market value of actual net tangible and intangible assets and liabilities of Hawaiian Telcom at the closing date of the HCOM Acquisition.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma condensed combined financial information, Cincinnati Bell has applied the guidance in ASC 820, Fair Value Measurements and Disclosures, which Cincinnati Bell refers to as ASC 820, which establishes a framework for measuring fair value. In accordance with ASC 820, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. For the periods presented, neither Cincinnati Bell nor Hawaiian Telcom had yet incurred material transaction costs related to the HCOM Acquisition.

The unaudited pro forma condensed combined financial information was prepared in accordance with GAAP in the United States and pursuant to U.S. Securities and Exchange Commission Regulation S-X Article 11, and presents the pro forma financial position and results of operations of the consolidated companies based upon historical information after giving effect to the HCOM Acquisition and adjustments described in these footnotes. The unaudited pro forma condensed combined balance sheet as of June 30, 2017 is presented as if the HCOM Acquisition had occurred on June 30, 2017; and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 and the six-month period ended June 30, 2017 combines the historical results of operations of Cincinnati Bell and Hawaiian Telcom giving effect to the HCOM Acquisition as if it had occurred on January 1, 2016.

The unaudited pro forma condensed combined financial information does not reflect ongoing cost savings that Cincinnati Bell expects to achieve as a result of the HCOM Acquisition or Cincinnati Bell’s previously announced cost savings initiative or the costs necessary to achieve these costs savings or synergies. In addition, as described above, the unaudited pro forma condensed combined financial information has not been adjusted to give effect to the OnX Acquisition.

Note 2—Accounting Policies and Reclassifications

Cincinnati Bell performed certain procedures for the purpose of identifying any material differences in significant accounting policies between Cincinnati Bell and Hawaiian Telcom, and any accounting adjustments that would be required in connection with adopting uniform policies. Procedures performed by Cincinnati Bell involved a review of Hawaiian Telcom’s publicly disclosed summary of significant accounting policies, including those disclosed in Hawaiian Telcom’s Annual Report on Form 10-K for the year ended December 31, 2016, and preliminary discussions with Hawaiian Telcom management regarding Hawaiian Telcom’s significant accounting policies to identify material adjustments.

Upon completion of the HCOM Acquisition, Cincinnati Bell will perform a detailed review of Hawaiian Telcom’s accounting policies. As a result of that review, Cincinnati Bell may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

Certain reclassifications have been made in the historical consolidated financial statements of Hawaiian Telcom in order to conform to the presentation used in the unaudited pro forma condensed combined financial information of Cincinnati Bell and are reflected in the column “Reclassifications”. The reclassification adjustments on the balance sheet pertain to the following: (1) reclassification of capital lease obligations from other current liabilities and other liabilities to current portion of long-term debt and long-term debt, less current; and (2) disaggregating accrued taxes, accrued interest and accrued payroll and benefits from accrued expenses. The reclassification adjustments on the statements of operations pertain to the following: (1) reclassification of product revenue from operating revenue; (2) reclassification of cost of products sold from cost of revenues (exclusive of depreciation and amortization); and (3) reclassification of restructuring charges from Selling, general and administrative to Restructuring and severance related charges. Upon completion of the HCOM Acquisition, further review of Hawaiian Telcom’s financial statements may result in additional revisions to Hawaiian Telcom’s historical presentation to conform to Cincinnati Bell’s presentation.

Reclassifications on the Cincinnati Bell balance sheet have also been recorded in the Reclassifications column for reclassification of intangible assets that were recorded in other noncurrent assets.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation, which simplifies various aspects related to how share-based payments are accounted for and presented in the financial statements. The new guidance requires excess tax benefits and tax deficiencies to be recorded in the income statement when the awards vest or are settled. In addition, cash flows related to excess tax benefits will no longer be separately classified as a financing activity apart from other income tax cash flows. The standard also allows companies to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting, clarifies that all cash payments made on an employee’s behalf for withheld shares should be presented as a financing activity on cash flow statements, and provides an accounting policy election to account for forfeitures as they occur. The new standard was adopted effective January 1, 2017.

The primary impact of adoption is the recognition of excess tax benefits in Cincinnati Bell’s provision for income taxes rather than paid-in capital starting in the first quarter of fiscal year 2017. Additional amendments to the accounting for income taxes and minimum statutory withholding tax requirements had no impact to retained earnings as of the date of adoption. Effective January 1, 2017, Cincinnati Bell adopted a prospective company-wide policy change due to the change in accounting principle and now records forfeitures as they are incurred on a go-forward basis. As a result of the change in accounting principle the cumulative-effect adjustment to retained earnings to account for the accounting policy election was immaterial to the financial statements.

The presentation requirements for cash flows related to excess tax benefits were applied retrospectively and resulted in a decrease of $0.1 million to net cash provided by operating activities and an increase of $0.1 million to net cash used in financing activities in both the twelve months ended December 31, 2016 and 2015. The presentation requirements for cash flows related to employee taxes paid for withheld shares had no impact to any of the periods presented in Cincinnati Bell’s consolidated cash flows statements since such cash flows have historically been presented as a financing activity.

Note 3—Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired

The HCOM Acquisition has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires among other things, that the assets acquired and liabilities assumed be recognized at their acquisition date fair values, with any excess consideration transferred over the estimated fair values of the identifiable net assets recorded as goodwill. In addition, ASC 805 establishes that the common stock issued to effect the merger be measured at the closing date of the merger at the end-current market price.

Based on (1) the 20 calendar day volume weighted average price of Cincinnati Bell’s common stock of $18.859 as of July 7, 2017, (2) the number of shares of Hawaiian Telcom common stock outstanding as of August 8, 2017 (the most practicable date prior to our filing of the Form S-4 Registration Statement), (3) the number of shares of Hawaiian Telcom common stock potentially issuable in respect of restricted stock units (“RSUs”) under Hawaiian Telcom benefit and compensation plans between August 17, 2017 (i.e., the date of filing of the Form S-4 Registration Statement) and the closing date of the HCOM Acquisition and (4) the number of shares of Hawaiian Telcom common stock potentially issuable in respect of Annual and Retention Bonuses under Hawaiian Telcom benefit and compensation plans outstanding between August 17, 2017 and the closing date of the HCOM Acquisition, the estimated total consideration, less Hawaiian Telcom’s Existing Indebtedness as of June 30, 2017 to be repaid in conjunction with the HCOM Acquisition, is $373.2 million. At the effective time of the merger, each issued and outstanding share of Hawaiian Telcom common stock (other than excepted shares) will be cancelled and converted into the right to receive (1) share consideration; (2) mixed consideration; or (3) cash consideration.

The following is a preliminary estimate of the total consideration to be paid by Cincinnati Bell in the HCOM Acquisition. The dollar amounts included in the tables in Note 3 or Note 4 are presented in millions, except for per share amounts.

Cash portion of mixed consideration ($18.45 x 12,136,417 shares of Hawaiian Telcom common stock)	$223.9
Stock portion of mixed consideration ($18.859 x .6522 x 12,136,417 shares of Hawaiian Telcom common stock)	149.3

Estimate of total consideration transferred(a)	$373.2

(a)	The estimated total consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial information does not purport to represent what the actual total consideration transferred will be when the HCOM Acquisition is completed. The fair value of equity securities issued as part of the total consideration transferred is required to be measured on the closing date of the HCOM Acquisition at the then current number of Hawaiian Telcom shares of common stock outstanding and RSUs that will vest between August 17, 2017 and the closing date of the HCOM Acquisition. This requirement will likely result in equity and cash components different from what has been assumed in these unaudited pro forma condensed combined financial information, and that difference may be material. The number of shares used in the calculation represents the maximum number of shares of Hawaiian Telcom common stock that could be outstanding on the closing date of the HCOM Acquisition. The minimum number of shares of Hawaiian Telcom common stock that could be outstanding on the closing date of the HCOM Acquisition is 11,587,963, a 5% difference. If this minimum share count is used in the calculation, the result is approximately $17.0 million less of estimated total consideration transferred when the HCOM Acquisition is completed.

The following is a summary of the preliminary estimated fair values of the net assets acquired:

Total estimated consideration transferred	$373.2

Cash and cash equivalents	25.9
Accounts receivable, less allowances	28.0
Inventory, materials and supplies	7.1
Prepaid expenses	5.9
Other current assets	7.3
Property, plant and equipment	601.3
Intangibles	53.0
Deferred income taxes, net	49.6
Other noncurrent assets	2.5

Total assets	$780.6
Current portion of long-term debt	10.8
Accounts payable	47.9
Unearned revenue and customers deposits	15.1
Accrued taxes	0.9
Accrued interest	1.4
Accrued payroll and benefits	8.1
Other current liabilities	6.3
Long-term debt, less current portion	310.2
Pension and postretirement benefit obligations	85.4
Other noncurrent liabilities	16.8

Net assets to be acquired	$277.7

Goodwill	$95.5

Cincinnati Bell has made preliminary allocation estimates based on limited access to information and will not have sufficient information to make final allocations until after completion of the HCOM Acquisition. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the HCOM Acquisition. Cincinnati Bell anticipates that the valuations of the acquired assets and liabilities will include, but not be limited to net working capital, property, plant, and equipment, unearned revenue, trade names, customer relationships and residual goodwill. The valuations will consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

For purposes of this unaudited pro forma condensed combined financial information and the preliminary purchase accounting allocation, management assumed that the $601.3 million carrying value of Hawaiian Telcom’s property, plant and equipment at June 30, 2017, approximated its fair value. Upon closing of the HCOM Acquisition, Cincinnati Bell will record the acquired property, plant and equipment at its acquisition date fair values. At the date of filing of the Form S-4 Registration Statement, Cincinnati Bell had limited access to information and did not have sufficient information, such as the specific nature, age or condition of the land, buildings, machinery and equipment, and does not know the appropriate valuation premise to make a preliminary valuation. A fair value increase or decrease of 10% would increase or decrease property, plant and equipment by $60.0 million, deferred tax asset by approximately $21.0 million and goodwill by approximately $39.0 million.

The final total consideration, and amounts allocated to assets acquired and liabilities assumed in the HCOM Acquisition could differ materially from the preliminary amounts presented in this unaudited pro forma condensed combined financial information. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the HCOM Acquisition from those preliminary valuations presented in this unaudited pro forma condensed combined financial information would result in a dollar-for-dollar corresponding increase in the amount of goodwill that will result from the HCOM Acquisition. In addition, if the value of the acquired assets is higher than the preliminary indication, it may result in higher amortization and depreciation expense than is presented in this unaudited pro forma condensed combined financial information.

Note 4—Preliminary Pro Forma Adjustments Related to the HCOM Acquisition

The preliminary pro forma adjustments included in this unaudited pro forma condensed combined financial information related to the HCOM Acquisition, including the financing structure established to effect the HCOM Acquisition, are as follows:

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

A—To reflect the cash portion of the estimated total consideration that is payable by Cincinnati Bell to the stockholders of Hawaiian Telcom based on the number of shares of Hawaiian Telcom common stock outstanding as of August 8, 2017 (the most practicable date prior to our filing of the Form S-4 Registration Statement) or issuable prior to, and outstanding as of, the closing date of the HCOM Acquisition, as detailed in Note 3.

B—To reflect the net cash inflow from incurrence of a $400 million aggregate principal amount of Corporate Credit Agreement—Tranche B Term Loan (the “New Term Loan”), $350 million aggregate principal amount of Notes, and draw of $74.9 million aggregate principal amount on the Receivables Facility (the “Receivables Facility Draw”) by Cincinnati Bell to cover the cost of the acquisitions, debt repayments, accrued interest and transaction costs (each assumed to have occurred on June 30, 2017). The New Term Loan does not reflect the expected $200.0 million in borrowings by Cincinnati Bell under its Corporate Credit Agreement—Tranche B Term Loan to finance the OnX Acquisition.

Cash received from incurrence of New Term Loan	$400.0
Cash received from issuance of Notes	350.0
Debt discount of 100 basis points on New Term Loan	(4.0)
Cash received from Receivables Facility Draw	74.9
Debt issuance costs—New Term Loan and Notes	(18.1)
Debt issuance costs—Corporate Credit Agreement Revolving Facility	(3.7)
Transaction costs	(16.0)
Repayment of Cincinnati Bell’s Existing Tranche B Term Loan	(315.8)
Repayment of Hawaiian Telcom’s Existing Indebtedness	(320.0)
Payment of accrued interest related to Existing Tranche B Term Loan	(1.1)
Payment of accrued interest related to Hawaiian Telcom’s Existing Indebtedness	(1.4)

Net cash inflow from debt incurrence	$144.8

C—To eliminate Hawaiian Telcom’s historical goodwill.

D—To record the estimated goodwill created as a result of this transaction. Goodwill represents the excess of the estimated total consideration transferred over the preliminary fair value of the assets acquired and liabilities assumed as described in Note 3. The goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment exists. In the event management determines that the value of goodwill has become impaired, Cincinnati Bell will incur an accounting charge for the amount of the impairment during the period in which the determination is made. The goodwill is attributable to the expected synergies of the combined business operations and new growth opportunities. The change in goodwill is not expected to be deductible for tax purposes.

E—To eliminate Hawaiian Telcom’s historical intangible assets.

F—To record the estimated fair value of identifiable intangible assets. Refer to Note 4(BB) below for details related to the estimated fair value and related amortization expense of the intangible assets.

G—Adjustment reflects the deferred income tax effects of the pro forma adjustments made to the unaudited pro forma condensed combined balance sheet by applying the combined Hawaiian Telcom federal and state statutory tax rate of 37.14% to the fair value adjustments made to intangible assets and goodwill acquired and the combined Cincinnati Bell federal and state statutory tax rate of 37.75% to the write-off of debt issuance costs related to the repayment of Cincinnati Bell’s existing revolving credit facility (the “Existing Revolving Credit Facility”). Additional details provided in the table below:

	Adjustment to Asset Acquired	Adjustment to Cincinnati Bell Assets	Noncurrent Deferred Tax Asset
Estimated fair value adjustment of identifiable intangible assets acquired	$21.1	$—	$(7.8)
Estimate fair value adjustment of goodwill acquired	83.4	—	(31.0)
Estimated adjustment for write-off of Cincinnati Bell debt issuance costs associated with Cincinnati Bell Existing Revolving Credit Facility	—	(1.6)	0.6

Deferred tax assets related to estimated fair value adjustments and write-offs recorded in conjunction with the transaction			$(38.2)

H—To write-off debt issuance costs related to the extinguishment of Cincinnati Bell’s Existing Revolving Credit Facility.

I—Reflects an estimate of Cincinnati Bell’s capitalizable debt issuance costs of $3.7 million in connection with the Corporate Credit Agreement Revolving Facility that will be capitalized as Other noncurrent assets on the unaudited pro forma condensed combined balance sheet in accordance with Cincinnati Bell’s accounting policy and amortized over the life of the five-year term.

J—To reflect the payment of Hawaiian Telcom’s historic current portion of long-term debt of $10.3 million and long-term debt of $309.7 million in accordance with the change of control terms of the applicable debt agreements.

K—To eliminate Hawaiian Telcom’s historical accrued interest of $1.4 million and Cincinnati Bell’s accrued interest of $1.1 million related to Cincinnati Bell’s existing Corporate Credit Agreement—Tranche B Term Loan (the “Existing Tranche B Term Loan” and, together with the Existing Revolving Credit Facility, the “Existing Credit Facilities”) as a result of the payment of the associated debt instruments. As described in Note 4 (B) above, it is assumed that Cincinnati Bell repaid the Existing Tranche B Term Loan and Hawaiian Telcom’s Existing Indebtedness, together with all accrued interest thereon, on June 30, 2017, and therefore no accrued interest as of June 30, 2017.

L—To record the removal of the discount and debt issuance costs based on the expected payment of $320.0 million of Hawaiian Telcom’s Existing Indebtedness on the closing date of the HCOM Acquisition.

M—To reflect the repayment of the outstanding balance of Cincinnati Bell’s Existing Tranche B Term Loan of $315.8 million, write-off of the associated debt discount of $1.1 million and write-off of associated debt issuance costs of $1.7 million. The $2.8 million associated with the debt discount and debt issuance costs are not reflected in the unaudited pro forma condensed combined statement of income.

N—To reflect the incurrence of the New Term Loan, the issuance of Notes and the Receivables Facility Draw to fund transaction-related items, the cash portion of the estimated total consideration and other one-time costs.

Face value of New Term Loan	$400.0
Issuance of Notes	350.0
Discount on New Term Loan	(4.0)
Debt issuance costs—New Term Loan and Notes	(18.1)
Receivables Facility Draw	74.9
Net Debt issued as of June 30, 2017	$802.8

O—To reflect adjustments to eliminate Hawaiian Telcom’s historical equity balances.

P—To reflect the stock portion of the estimated total consideration that is payable by Cincinnati Bell to the stockholders of Hawaiian Telcom based on the number of shares of Hawaiian Telcom common stock outstanding as of August 8, 2017 (the most practicable date prior to our filing of the Form S-4 Registration Statement) or issuable prior to, and outstanding as of, the closing date of the HCOM Acquisition, as described in Note 3.

Q—Reflects an estimate of Cincinnati Bell’s merger-related transaction costs, including advisory and legal fees. These amounts will be expensed as incurred and are not reflected in the unaudited pro forma condensed combined statement of income. No adjustment has been made for merger-related costs to be incurred by Hawaiian Telcom.

R—To reflect the adjustment to deferred tax assets as a result of the write-off of debt issuance costs related to the repayment of Cincinnati Bell’s Existing Revolving Credit Facility. These amounts will be expensed and are not reflected in the unaudited pro forma condensed combined statement of income.

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations

AA—To eliminate Hawaiian Telcom’s historical intangible asset amortization expense.

BB—Adjustment reflects the preliminary amortization expense associated with the fair value of the identifiable intangible assets acquired in the HCOM Acquisition of $7.7 million and $5.4 million for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively.

The preliminary amortization expense for the intangible assets acquired from Hawaiian Telcom is as follows:

Intangible assets, net	Estimated useful life (years)	Preliminary fair value	Amortization expense for the year ended December 31, 2016	Amortization expense for the six months ended June 30, 2017
Customer relationships	10	$38.0	$6.7	$4.9
Trade name	15	15.0	1.0	0.5

Total		$53.0	$7.7	$5.4

The estimated fair value of the trade name is expected to be amortized on a straight-line basis over the estimated useful life. The amortizable life reflects the periods over which the assets are expected to provide material economic benefit. The estimated fair value of the customer relationships is expected to be amortized over the estimated useful life based on forecasted after-tax cash flows that are expected to be generated as a result of the HCOM Acquisition. The amortizable life reflects the periods over which the assets are expected to provide material economic benefit.

CC—To eliminate Hawaiian Telcom’s historical interest expense and amortization of debt issuance costs. As described previously, in connection with entering into the HCOM Merger Agreement, Cincinnati Bell plans to incur the New Term Loan and issue Notes to fund the repayment of Hawaiian Telcom’s Existing Indebtedness that is due upon completion of the HCOM Acquisition pursuant to change of control provisions. For purposes of this unaudited pro forma condensed combined financial information, Cincinnati Bell’s management assumed that the cash necessary for the repayment of Hawaiian Telcom’s Existing Indebtedness would be funded by the New Term Loan and the Notes and Hawaiian Telcom’s Existing Indebtedness would have been repaid in full on January 1, 2016.

DD—To eliminate Cincinnati Bell’s historical interest expense related to the Existing Tranche B Term Loan and Existing Revolving Credit Facility. As described previously, in connection with entering into the HCOM Merger Agreement, Cincinnati Bell plans to incur the New Term Loan and issue Notes to fund the repayment of Cincinnati Bell’s Existing Tranche B Term Loan of $315.8 million. For purposes of this unaudited pro forma condensed combined financial information, Cincinnati Bell’s management assumed that the cash necessary for the repayment of the Existing Tranche B Term Loan would be funded by the New Term Loan and the Notes and that the Existing Tranche B Term Loan would have been repaid in full on January 1, 2016.

Year Ended December 31, 2016
Historical interest expense—Existing Tranche B Term Loan	$21.3
Historical amortization of debt issuance costs—Existing Tranche B Term Loan and Existing Revolving Credit Facility	1.9
Historical amortization of debt discount—Existing Tranche B Term Loan	0.6

Historical interest expense	$23.8

Six Months Ended June 30, 2017
Historical interest expense—Existing Tranche B Term Loan	$6.4
Historical amortization of debt issuance costs—Existing Tranche B Term Loan and Existing Revolving Credit Facility	0.6
Historical amortization of debt discount—Existing Tranche B Term Loan	0.2

Historical interest expense	$7.2

EE—Reflects the additional interest expense that would have been incurred during the historical periods presented assuming the HCOM Acquisition, the incurrence of the New Term Loan, the issuance of the Notes and the Receivables Facility Draw had occurred as of January 1, 2016.

Debt issuance costs estimated to be incurred in conjunction with the HCOM Acquisition have been amortized over the term of the respective debt instrument for the purposes of calculating the net pro forma adjustment to interest expense.

Year Ended December 31, 2016
Interest expense—New Term Loan and Notes	$45.1
Interest expense—Receivables Facility	1.4
Amortization of debt issuance costs—New Term Loan and Notes	2.3
Amortization of debt discount—New Term Loan	0.5

Interest expense	$49.3

Six Months Ended June 30, 2017
Interest expense—New Term Loan and Notes	$22.5
Interest expense—Receivables Facility	0.7
Amortization of debt issuance costs—New Term Loan and Notes	1.1
Amortization of debt discount—New Term Loan	0.3

Interest expense	$24.6

FF—Reflects the debt issuance costs incurred in connection with the $200.0 million Corporate Credit Agreement Revolving Facility that will be entered into along with the New Term Loan. Debt issuance costs are expected to be $3.7 million and amortized over the life of the Corporate Credit Agreement Revolving Facility’s five-year term.

GG—To eliminate Cincinnati Bell’s historical loss on extinguishment of debt related to the Existing Tranche B Term Loan of $2.2 million and Existing Revolving Credit Facility of $1.7 million. As described previously, in connection with entering into the HCOM Merger Agreement, Cincinnati Bell plans to incur the New Term Loan and issue Notes to fund the repayment of Cincinnati Bell’s Existing Tranche B Term Loan of $315.8 million.

HH—To eliminate transaction costs related to Hawaiian Telcom pending the HCOM Acquisition.

II—To eliminate loss on extinguishment of debt related to the Hawaiian Telcom repayment of certain of Hawaiian Telcom’s Existing Indebtedness in the second quarter of 2017. This amount has been eliminated from the unaudited pro forma condensed combined statement of operations because it will not have a continuing impact and is considered directly related to the transaction as all of Hawaiian Telcom’s Existing Indebtedness will be repaid in connection with the HCOM Acquisition.

JJ—Adjustment reflects the tax effects of the pro forma adjustments made to the unaudited pro forma condensed combined statement of operations calculated at the combined federal and statutory rate of 37.28% and 37.75% for the twelve months ended December 31, 2016 and the six months ended June 30, 2017, respectively.

KK—The unaudited pro forma adjustment to shares outstanding used in the calculation of basic and diluted earnings per share is calculated using the stock portion of the mixed consideration as detailed below:

Hawaiian Telcom basic common stock outstanding as of August 8, 2017	11,587,963
Hawaiian Telcom common stock potentially issuable in respect of RSUs under benefit and compensation plans that will be converted as of the closing date of the HCOM Acquisition	386,010
Hawaiian Telcom common stock potentially issuable in respect of Annual and Retention Bonuses under benefit and compensation plans that will be converted as of the closing date of the HCOM Acquisition	162,444

Total Hawaiian Telcom basic common stock outstanding as of or issuable prior to, and outstanding as of, the closing date of the HCOM Acquisition	12,136,417
Exchange ratio	0.6522

Cincinnati Bell common shares to be issued	7,915,372

SUMMARY FINANCIAL AND OTHER DATA

The summary unaudited pro forma condensed combined statements of operations data for the twelve months ended June 30, 2017 set forth below assume that the HCOM Acquisition had been completed on January 1, 2016. The summary unaudited pro forma condensed combined statements of operations data for the twelve months ended June 30, 2017 have been calculated by (1) taking the combined company’s pro forma consolidated statement of operations for the fiscal year ended December 31, 2016, (2) subtracting therefrom the combined company’s pro forma consolidated statement of operations for the six months ended June 30, 2016 and (3) adding the combined company’s pro forma consolidated statement of operations for the six months ended June 30, 2017.

The summary unaudited pro forma condensed balance sheet data as of June 30, 2017 assumes that the HCOM Acquisition had been completed on June 30, 2017.

The following summary unaudited pro forma condensed combined financial information has been prepared by applying the acquisition method of accounting with Cincinnati Bell treated as the acquirer for accounting purposes and is dependent on certain valuations and other analyses that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, any pro forma adjustments, including the allocation of the purchase price, are very preliminary, have been made solely for the purpose of providing summary unaudited pro forma condensed combined financial information and may be revised as additional information becomes available and additional analysis is performed. The following summary unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes of both Cincinnati Bell and Hawaiian Telcom, together with the more detailed unaudited pro forma condensed combined financial information provided above. The following summary unaudited pro forma condensed combined financial information is subject to risks and uncertainties. The pro forma financial statements included herein are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the HCOM Acquisition.

Adjusted EBITDA, Adjusted EBITDA margin, Further Adjusted EBITDA and Further Adjusted EBITDA margin are measurements of operational performance that are not prepared and presented in accordance with GAAP. While we believe that the presentation of these non-GAAP measures will enhance an investor’s understanding of our operating performance, the use of these non-GAAP measures as an analytical tool has limitations and should not be considered in isolation, or as substitutes for an analysis of our results of operations as reported in accordance with GAAP. We define Adjusted EBITDA as GAAP operating income plus depreciation, amortization, restructuring charges (reversals), (gain) loss on sale or disposal of assets, transaction costs, employee contract termination costs, curtailment loss, impairment of assets, components of pension and other retirement plan expenses (including interest costs, asset returns, and amortization of actuarial gains and losses), and other special items. We define Further Adjusted EBITDA as Adjusted EBITDA for the period presented plus OnX Adjusted EBITDA for the year ended April 30, 2017 (the last day of OnX’s fiscal year), plus expected synergies from the HCOM Acquisition and the OnX Acquisition.

We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue. We define Further Adjusted EBITDA margin as Further Adjusted EBITDA divided by revenue (including OnX revenue of $613.6 million for the year ended April 30, 2017). Adjusted EBITDA, Adjusted EBITDA margin, Further Adjusted EBITDA and Further Adjusted EBITDA margin should not be considered as alternatives to comparable GAAP measures of profitability and may not be comparable with the measures as defined by other companies.

Investors should be aware that Adjusted EBITDA for Hawaiian Telcom may not be entirely comparable to Cincinnati Bell’s measures of Adjusted EBITDA. Investors should further be aware that OnX Adjusted EBITDA may not be entirely comparable to Cincinnati Bell’s measures of Adjusted EBITDA. In addition, for purposes of determining Further Adjusted EBITDA, we used OnX’s audited financials for its fiscal year ended April 30, 2017, as opposed to Adjusted EBITDA for the 12 months ended June 30, 2017 for Cincinnati Bell and Hawaiian Telcom.

Pro forma Adjusted EBITDA and pro forma Further Adjusted EBITDA have not been prepared in accordance with the requirements of Regulation S-X or any other securities laws relating to the presentation of pro forma financial information, and is not in compliance with Article 11 of Regulation S-X. Pro forma Adjusted EBITDA and pro forma Further Adjusted EBITDA are presented for informational purposes only and do not purport to represent what our actual financial position or results of operations would have been if (i) the HCOM Acquisition had been completed as of an earlier date or that may be achieved in the future or (ii) the OnX Acquisition had been completed as of an earlier date or that may be achieved in the future, as applicable.

Reconciliation of Net Income (GAAP) to Adjusted EBITDA (Non-GAAP) (dollars in millions, other than percentages)	Pro Forma Twelve Months Ended June 30,
2017
Net income (GAAP)	$64.4
Less:
Income (loss) from discontinued operations, net of tax	0.3

Income from continuing operations (GAAP)	$64.1
Add:
Income tax expense	37.6
Interest expense	103.4
Loss from CyrusOne investment	—
Gain on sale of CyrusOne investment	(156.1)
Loss on extinguishment of debt, net	14.0
Other income, net	(7.5)

Operating income (GAAP)	$55.5
Add:
Depreciation and amortization	282.7
Restructuring charges (reversals)	42.8
(Gain) loss on sale or disposal of assets	1.1
Transaction costs	2.3
Pension settlement loss(1)	3.6
Employee contract termination costs	—
Curtailment loss	—
Impairment of assets	—
Non-cash stock and other performance-based compensation(2)	8.3
Pension and other retirement plan expenses	16.9
Other(3)	3.1

Adjusted EBITDA (Non-GAAP)	$416.3

Adjusted EBITDA Margin (Non-GAAP)	27%
OnX Adjusted EBITDA (for year ended April 30, 2017) (Non-GAAP)(4)	29.2
Hawaiian Telcom and OnX Synergies(5)	21.0

Further Adjusted EBITDA (Non-GAAP)	$466.5

Further Adjusted EBITDA Margin (Non-GAAP)	22%

(1)	Pension settlement loss is an adjustment consistent with Hawaiian Telcom’s historical practice to include such an adjustment in its financial reporting.
(2)	Cincinnati Bell does not define Adjusted EBITDA to include an adjustment for non-cash stock and other performance-based compensation. However, non-cash stock and other performance-based compensation is included as an additional adjustment in pro forma Adjusted EBITDA, consistent with Hawaiian Telcom’s historical practice to include such an adjustment in its financial reporting.
(3)	Other includes costs Hawaiian Telcom incurred related to temporary outsourcing, costs associated with the discontinued pay phone business, and costs related to legal settlements.
(4)	OnX Adjusted EBITDA is a measurement of operational performance that is not prepared and presented in accordance with GAAP. While we believe that the presentation of this non-GAAP measure will enhance an investor’s understanding of our operating performance after we acquire OnX, the use of non-GAAP measures as an analytical tool has limitations and should not be considered in isolation, or as substitutes for an analysis of results as reported in accordance with GAAP. We define OnX Adjusted EBITDA as GAAP net loss plus income tax expense, finance costs, depreciation of capital assets, amortization of intangible assets, restructuring and other charges, net, share-based compensation, foreign exchange loss and management fees. The table below reconciles OnX Adjusted EBITDA to OnX’s net loss.

Reconciliation of Net Loss (GAAP) to Adjusted EBITDA (Non-GAAP) (dollars in millions)	Year Ended April 30,
2017
Net loss (GAAP)	$(2.6)
Add:
Income tax expense	4.0

Income before income taxes	$1.4
Add:
Finance costs	9.0
Depreciation of capital assets	3.8
Amortization of intangible assets	1.5
Restructuring and other charges, net	2.7
Share-based compensation	5.1
Foreign exchange loss	3.8
Management fee	1.9

Adjusted EBITDA for OnX (Non-GAAP)	$29.2

(5)	We currently expect to realize approximately $21 million in combined annual synergies from the HCOM Acquisition and the OnX Acquisition. We expect to realize these synergies within two years following the closing of both acquisitions. The synergies relate to, among other things, elimination of duplicative overhead and public company costs, vendor cost optimization and IT cost savings. These exclude merger and integration costs that may be incurred in order to achieve the expected synergies. Although we expect to begin achieving these synergies upon closing of the HCOM Acquisition, we cannot assure you that we will be able to achieve these synergies as planned or at all.

Cost savings expectations are inherently estimates that are difficult to predict and are necessarily speculative in nature, and we cannot provide assurance that we will achieve expected or any actual cost savings. A variety of factors could cause us not to realize some or all of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, our ability to reduce headcount and our ability to achieve the efficiencies contemplated by the cost savings initiative. We may be unable to realize all of these cost savings within the expected timeframe, or at all, and we may incur additional or unexpected costs in order to realize them. These cost savings are based upon a number of assumptions and estimates that are in turn based on our analysis of the various factors which currently, and could in the future, impact our business. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies. Certain of the assumptions relate to business decisions that are subject to change, including, among others, our anticipated business strategies, our marketing strategies, our product development and licensing strategies and our ability to anticipate and react to business trends. Other assumptions relate to risks and uncertainties beyond our control, including, among others, the economic environment in which we operate, healthcare regulation and other developments in our industry as well as capital markets conditions from time to time. The actual results of implementing the various cost savings initiatives may differ materially from the estimates set forth herein if any of these assumptions prove incorrect. Moreover, our continued efforts to implement these cost savings may divert management attention from the rest of our business and may preclude us from seeking attractive in-licensing or new product opportunities, any of which may materially and adversely affect our business. Failure to achieve the anticipated benefits of the acquisitions could result in increased costs or decreases in the amount of expected revenue and could materially adversely affect our business, financial condition, and results of operations.

Net debt is a measurement of liquidity and financial health that is not prepared and presented in accordance with GAAP. While we believe that the presentation of this non-GAAP measure will enhance an investor’s understanding of our financial position, the use of this non-GAAP measure as an analytical tool has limitations and should not be considered in isolation, or as a substitute for an analysis of our results of operations as reported in accordance with GAAP. We define net debt as the sum of the face amount of short-term and long-term debt, unamortized premium or discount and note issuance costs, offset by cash and cash equivalents. The table below represents pro forma net debt at June 30, 2017 to include $200.0 million in borrowings by Cincinnati Bell under its Corporate Credit Agreement—Tranche B Term Loan to finance the OnX Acquisition, net of $5.7 million for debt discount and debt issuance costs.

We define total debt as the sum of the face amount of short-term and long-term debt, unamortized premium or discount and note issuance costs. The table below represents pro forma total debt at June 30, 2017 to include $200.0 million in borrowings by Cincinnati Bell under its Corporate Credit Agreement—Tranche B Term Loan expected to be made to finance the OnX Acquisition, net of $5.7 million for debt discount and debt issuance costs.

Reconciliation of Net Debt (Non-GAAP; as defined by Cincinnati Bell) (dollars in millions)	Pro Forma As of June 30,
2017
Corporate Credit Agreement Revolving Facility	$—
Receivables Facility(1)	80.6
Corporate Credit Agreement—Tranche B Term Loan (existing)	—
Corporate Credit Agreement—Tranche B Term Loan (new)	400.0
8.75% Senior Subordinated Notes due 2018	—
8.375% Senior Notes due 2020	—
7.25% Senior Notes due 2023	22.3
7.00% Senior Notes due 2024	625.0
Senior Notes due 2025	350.0
Cincinnati Bell Telephone Notes	87.9
Capital lease obligations and other debt	79.7
Net unamortized premium	3.4
Unamortized note issuance costs	(31.2)
OnX debt(2)	200.0

Total debt	1,817.7
Less: Cash and cash equivalents	(5.0)
Less: Restricted cash	—

Net debt (Non-GAAP; as defined by Cincinnati Bell)	$1,812.7

(1)	Includes $5.7 million incremental draw on the Receivables Facility to cover debt discount and debt incurrence costs with respect to the financing of the OnX Acquisition.

(2)	$200.0 million in borrowings by Cincinnati Bell under its Corporate Credit Agreement—Tranche B Term Loan to finance the OnX Acquisition.

Supplemental Non-GAAP Financial Information

The following table sets forth certain historical financial information of Hawaiian Telcom:

Hawaiian Telcom

(Unaudited, dollars in thousands)

	Twelve Months Ended June 30,	For the Year Ended December 31,
	2017	2016	2015
Net income (loss) (GAAP)	$(5,922)	$1,106	$1,100
Add:
Income tax provision (credit)	(4,263)	591	1,357
Interest expense and other income and expense, net	21,009	17,095	16,805

Operating income (GAAP)	10,824	18,792	19,262
Add:
Depreciation and amortization	88,485	89,916	87,879
Non-cash stock and other performance-based compensation	2,834	2,946	1,584
SystemMetrics earn-out	66	765	258
Pension settlement loss	3,547	1,277	8,088
Early retirement plan severance	1,743	—	—
Other special items	3,054	2,287	2,464

Adjusted EBITDA (Non-GAAP)	$110,553	$115,983	$119,535

Adjusted EBITDA is a measurement of operational performance that is not prepared and presented in accordance with GAAP. While we believe that the presentation of this non-GAAP measure will enhance an investor’s understanding of Hawaiian Telcom’s operating performance, the use of this non-GAAP measure as an analytical tool has limitations and should not be considered in isolation, or as a substitute for an analysis of Hawaiian Telcom’s results of operations as reported in accordance with GAAP. Hawaiian Telcom defines Adjusted EBITDA as GAAP net income (loss) plus income tax provision (credit), interest expense and other income and expense, net, depreciation and amortization, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss, early retirement plan severance, and other special items.

Investors should be aware that Adjusted EBITDA for Hawaiian Telcom may not be entirely comparable to Cincinnati Bell’s measures of Adjusted EBITDA.